

February 19, 2014

Via E-mail
Ms. Diedre J. Gray
Senior Vice President, General Counsel and Secretary
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re:** **Post Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 21, 2014**
> **File No. 333-193468**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 17, 2013**
> **File No. 1-35305**

Dear Ms. Gray:

We have limited our review of your filings to those issues we have addressed in our comment below. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Consolidated Statements of Cash Flows, page 39

1. We note you reported the premiums received from the issuance of long term debt as a cash inflow from operating activities. Per ASC 230-10-20, operating activities are generally the cash effects of transactions and events that enter into the determination of net income. Tell us why you included the entire debt premium as an adjustment to reconcile net income to net cash provided by operating activities, rather than only the premium amortization amount. Also tell us why you did not include the premium

received as a cash inflow from financing activities within the line item "Proceeds from issuance of Senior Notes".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Tom W. Zook
Lewis, Rice & Fingersh, L.C.